EXHIBIT 12

FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	2014	2013	2012	2011	2010
Income (loss) from continuing operations before income taxes	$15,559	$(10,761)	$(28,466)	$(16,107)	$(20,493)
Add (deduct):
Fixed charges	41,030	48,327	55,454	48,740	31,511
Capitalized interest	(3,233)	(2,457)	(2,416)	(1,882)	(811)
Equity in (earnings) losses of affiliates	(775)	47	(40)	(20)	124
Distributions from investments in affiliates	4,431	2,064	1,796	243	623
Dividends on preferred shares	(12,400)	(12,400)	(11,964)	(8,467)	—
Adjusted earnings	$44,612	$24,820	$14,364	$22,507	$10,954
Fixed charges:
Interest expense	$24,696	$32,803	$40,602	$38,200	$30,419
Rent expense representative of interest factor	701	667	472	191	281
Capitalized interest	3,233	2,457	2,416	1,882	811
Dividends on preferred shares	12,400	12,400	11,964	8,467	—
Total fixed charges and preferred stock dividends	$41,030	$48,327	$55,454	$48,740	$31,511
Ratio of earnings to fixed charges and preferred stock dividends	1.09	—	—	—	—
Deficiency of earnings to fixed charges and preferred stock dividends	$—	$(23,507)	$(41,090)	$(26,233)	$(20,557)